Kontakt

www.linkedin.com/in/karinstephan
(LinkedIn)
earkick.com/about (Company)

Top-Kenntnisse

Curriculum Development
Organizational Psychology
Strategic Leadership

Languages

Mandarin (Elementary)
German (Native or Bilingual)
English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Professional Working)
Swiss German (Native or Bilingual)
Greek, Ancient (to 1453)
Latin

Patents

DETECTING EMOTIONAL STATE
OF A USER

Karin Andrea Stephan

Mental Health Tech Visionary | AI-Driven Wellness Solutions
for Fortune 500 Companies | Co-founder Earkick | Business
Psychologist
San Francisco, Kalifornien, Vereinigte Staaten von Amerika

Zusammenfassung

Employee mental well-being directly impacts the bottom line.

That's why I partner with Fortune 500 leaders to transform workplace
wellness from a   into a .

As Co-founder of Earkick and a seasoned leader, I've pioneered
AI-driven solutions that drive measurable results. Our proprietary
technology empowers individuals, teams, and organizations to
proactively own their well-being, leading to significant reductions in
stress, anxiety, and burnout.

Drawing from my unique blend of management psychology
and applied technology expertise, I guide C-suite executives in
implementing scalable mental health solutions that align with
strategic objectives.

I help companies translate insight into immediate action through
keynotes, workshops, and strategic consulting. My approach
transforms abstract wellness concepts into quantifiable business
outcomes.

If this resonates with you, let's schedule a 15-minute conversation to
explore how we can collaborate.

: calendly.com/karin-a-stephan/15min

: AP, TIME, National Geographic, Forbes Health
: goMENTAL, Earkick Inc.

Berufserfahrung

Earkick
Co-Founder & COO
Juni 2021 - Present (3 Jahre 10 Monate)
Zurich, Switzerland & San Francisco Bay Area

Earkick is a deep-tech startup building the world's first data-driven health tracker via multimodal sentiment analysis of physiological biomarkers. Earkick's app provides automated measurements and actionable suggestions based on real data. The company was co-founded in 2021 by serial entrepreneurs – Dr. Herbert Bay and Karin Andrea Stephan and has offices in San Francisco, US & Zurich, Switzerland

STARTUP CAMPUS Switzerland
Co-Lead Innosuisse Start-up Training/ Lead Trainer & Coach
Dezember 2019 - Juni 2021 (1 Jahr 7 Monate)

Co-Leading Modul 1 & 2 Business Concepts with ZHAW (commissioned by Innosuisse)

Impact Hub Zürich
3 Jahre

Managing Director
April 2019 - Juni 2021 (2 Jahre 3 Monate)
Zürich und Umgebung, Schweiz

Leading the Community & Ecosystem Building Team at Impact Hub Zurich. In charge of Community Management, IHZ Events & Programmes, Communication, Sales & Marketing, Ecosystem Building, Innosuisse Mandate and Stakeholder Management with Ecosystem Partners.

Community & Ecosystem Builder
Juli 2018 - April 2019 (10 Monate)
Zürich und Umgebung, Schweiz

Windsor.ai - Attribution Modeling
Advisor at Windsor.ai - Attribution Modeling
2017 - Juni 2020 (3 Jahre)
Singapur

Impact Hub Singapore
Community Manager
Januar 2016 - Juni 2018 (2 Jahre 6 Monate)
Singapore

Community & Ecosystem Building, Business Development, Stakeholder
Management, Partnerships

Futureworks AG
Freelance Content Creator
2015 - 2017 (2 Jahre)
Zurich, Switzerland

The Music Factory (Music Education)
Co-Founder and Owner
August 1995 - Mai 2015 (19 Jahre 10 Monate)
Germany

Music Factory School - Music Factory Studio - Music Factory Sales

———

Ausbildung

SRH University Riedlingen (Germany)
Master of Science (M.Sc.), Digital Management &
Transformation · (2018 - 2020)

SRH University Riedlingen (Germany)
Bachelor of Science (B.Sc.), Management Psychology · (2014 - 2017)

Grove School of Music Los Angeles
Diploma, Keyboards, Arranging & Composing · (1990 - 1992)